Mail Stop 4561
									July 12, 2005

Mr. Thomas C. Staples
Chief Financial Officer
Winthrop Residential Associates I, a Limited Partnership
7 Bulfinch Place
Suite 500
P.O. Box 9507
Boston, MA 02114-9507

      Re:	Winthrop Residential Associates I, a Limited Partnership
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 000-10272

Dear Mr. Staples:

      We have reviewed your response letter dated July 7, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Report of Independent Registered Public Accounting Firm, page 10

1. In your response to comment 1, you have noted that your three investments in limited partnerships are not significant. Rule 2-05 of Regulation S-X does not make reference to the significance or materiality of the reliance on other auditors, but requires you to provide the reports of the other auditors if they are relied upon and referred to in your report. Please revise to include the reports of the other auditors that you referenced in your report.

Note 1 - Organization and Summary of Significant Accounting
Policies

Investments in Local Limited Partnerships, page 15

2. We have read and reviewed your response to comment 2 and have the following points that need further clarification:

* Paragraph 5(a) - Please provide more detail regarding how you determined that the total equity investment at risk was sufficient to finance the limited partnerships` activities without additional subordinated financial support. Please include whether or not the financial institutions providing the mortgages on the apartment properties required guarantees on the borrowings. Additionally, please tell us more about the notes payable that are disclosed in the financial statements of the limited partnerships in Note 4 Investments in Local Limited Partnerships, page 18, including whether or not these liabilities are to a related party.

* Paragraph 5(b) - Tell us who the other partners are in these local limited partnerships and the amount of their initial equity investment. Clarify to us whether the other Partners received any acquisition fees, or similar fees, upon the closing of a transaction, with the registrant, as is common industry practice. If such fees are received by the other Partners, explain to us how such fees have impacted your evaluation of paragraph 5 (b) of FIN 46(R) and how the amount of the fee compares to the equity contributed by the other Partners.

* Paragraph 5(c) - You state in your response that the activities of the local limited partnerships are not conducted on behalf of the Partnership, the investor limited partner. Tell us who the activities are on behalf of if not the investor limited partner. Please tell us who receives a majority of the risks and rewards of the local limited partnerships.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or
Daniel
Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Daniel Gordon			Branch Chief



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Mr. Thomas C. Staples
Winthrop Residential Associates I, a Limited Partnership
July 12, 2005
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